United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Not applicable.

This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and the Registration Statement on Form F-4 (File No. 333-123480) of STATS ChipPAC Ltd. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By: /s/ Tan Lay Koon
Name	:	Tan Lay Koon
Title	:	President & Chief Executive Officer
Date	:	April 21, 2005

By: /s/ Michael G. Potter
Name	:	Michael G. Potter
Title	:	Chief Financial Officer
Date	:	April 21, 2005

Entry into a Settlement Agreement

On April 14, 2005 STATS ChipPAC Ltd. (“STATS ChipPAC”) reached resolution with Seagate Technology LLC with respect to pending litigation involving allegedly defective epoxy mold compound. As part of a broader settlement agreement among all parties to this matter, STATS ChipPAC has agreed to pay a fee in consideration of a release from all claims related to this litigation.

The amount being paid by STATS ChipPAC as part of the settlement is being paid by our insurer.

This is the only case that STATS ChipPAC was involved with regarding this matter and is more fully discussed in our Form 20-F for the year ended December 31, 2004.